FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2013

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 4 September 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 4 September 2013
                                        Unilever prices a $750 million bond on US market

Exhibit 99

UNILEVER PRICES A $750 MILLION BOND ON THE US MARKET

LONDON/ROTTERDAM/NEW YORK - 4 SEPTEMBER 2013: Unilever yesterday priced a $750 million (ca. €570 million) bond on the U.S. market: $750 million 2.20 per cent Fixed Rate Notes due 6 March 2019. The anticipated closing date of the offering is 6 September 2013.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, United States of America (telephone number +1 201 894 7042). An electronic copy of the preliminary prospectus supplement, together with the prospectus, is also available on the SEC's website, www.sec.gov.

Unilever plans to use the proceeds for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

[ends]

About Unilever
Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 173,000 colleagues around the world and generated annual sales of over €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (57% in Q1 2013). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe, 14 of which now generate a turnover of €1 billion or more.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals, we have defined seven pillars, underpinned by targets encompassing social, environmental and economic areas. See more on the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2012 Unilever led the Climate Counts Company Scorecard and the list of Global Corporate Sustainability Leaders in the GlobeScan /Sustainability latest annual survey - both for the third year running. The company is an employer of choice in many of the countries in which it operates and is seen as a symbol for innovation and leadership development. For more information about Unilever and its brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.